UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Evolent Health, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

30050B101

(CUSIP Number)

glenn w. welling

engaged capital, llc

610 Newport Center Drive, Suite 250

Newport Beach, California 92660

(949) 734-7900

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 11, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30050B101

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,657,288
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,657,288
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,657,288
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.44%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 30050B101

1	NAME OF REPORTING PERSON

Engaged Capital Co-Invest XI, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,843,591
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,843,591
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,843,591
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.32%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 30050B101

1	NAME OF REPORTING PERSON

Engaged Capital Special Situation Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		659,961
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

659,961
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

659,961
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 30050B101

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,657,288
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,657,288
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,657,288
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.44%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 30050B101

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,657,288
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,657,288
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,657,288
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.44%
14	TYPE OF REPORTING PERSON

CO

6

CUSIP No. 30050B101

1	NAME OF REPORTING PERSON

Engaged Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,553,155
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,553,155
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,553,155
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 30050B101

1	NAME OF REPORTING PERSON

Engaged Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,553,155
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,553,155
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,553,155
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. 30050B101

1	NAME OF REPORTING PERSON

Glenn W. Welling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,553,155
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,553,155
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,553,155
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 30050B101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Class A common stock, par value $0.01 per share (the “Shares”), of Evolent Health, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 800 N. Glebe Road, Suite 500, Arlington, Virginia 22203.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Engaged Capital Flagship Master Fund, LP (“Engaged Capital Flagship Master”), a Cayman Islands exempted limited partnership, with respect to the Shares directly and beneficially owned by it;
(ii)	Engaged Capital Co-Invest XI, LP, a Delaware limited partnership (“Engaged Capital Co-Invest XI”), with respect to the Shares directly and beneficially owned by it;
(iii)	Engaged Capital Special Situation Fund, LP, a Delaware limited partnership (“Engaged Capital Special Situation”), with respect to the Shares directly and beneficially owned by it;
(iv)	Engaged Capital Flagship Fund, LP (“Engaged Capital Fund”), a Delaware limited partnership, as a feeder fund of Engaged Capital Flagship Master;
(v)	Engaged Capital Flagship Fund, Ltd. (“Engaged Capital Offshore”), a Cayman Islands exempted company, as a feeder fund of Engaged Capital Flagship Master;
(vi)	Engaged Capital, LLC, a Delaware limited liability company (“Engaged Capital”), as the general partner and investment adviser of each of Engaged Capital Flagship Master, Engaged Capital Co-Invest XI and Engaged Capital Special Situation and the investment adviser of a certain managed account (the “Engaged Capital Account”);
(vii)	Engaged Capital Holdings, LLC, a Delaware limited liability company (“Engaged Holdings”), as the managing member of Engaged Capital; and
(viii)	Glenn W. Welling, as the Founder and Chief Investment Officer (“CIO”) of Engaged Capital and the sole member of Engaged Holdings.

10

CUSIP No. 30050B101

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Engaged Capital Offshore. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The address of the principal office of each of Engaged Capital Flagship Master and Engaged Capital Offshore is c/o Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The address of the principal office of each of Engaged Capital Co-Invest XI, Engaged Capital Special Situation, Engaged Capital Fund, Engaged Capital, Engaged Holdings and Mr. Welling is 610 Newport Center Drive, Suite 250, Newport Beach, California 92660.

(c)       The principal business of each of Engaged Capital Flagship Master, Engaged Capital Co-Invest XI and Engaged Capital Special Situation is investing in securities. Each of Engaged Capital Fund and Engaged Capital Offshore is a private investment partnership that serves as a feeder fund of Engaged Capital Flagship Master. Engaged Capital is a registered investment advisor and serves as the investment adviser to each of Engaged Capital Flagship Master, Engaged Capital Co-Invest XI, Engaged Capital Special Situation, Engaged Capital Fund, Engaged Capital Offshore and the Engaged Capital Account. Engaged Capital is also the general partner of each of Engaged Capital Flagship Master, Engaged Capital Co-Invest XI, Engaged Capital Special Situation and Engaged Capital Fund. Engaged Holdings serves as the managing member of Engaged Capital. Mr. Welling is the Founder and CIO of Engaged Capital, the sole member of Engaged Holdings and a director of Engaged Capital Offshore.

(d)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Engaged Capital Flagship Master and Engaged Capital Offshore are organized under the laws of the Cayman Islands. Engaged Capital Co-Invest XI, Engaged Capital Special Situation, Engaged Capital Fund, Engaged Capital and Engaged Holdings are organized under the laws of the State of Delaware. Mr. Welling is a citizen of the United States of America.

11

CUSIP No. 30050B101

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Engaged Capital Flagship Master, Engaged Capital Co-Invest XI and Engaged Capital Special Situation and held in the Engaged Capital Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 4,657,288 Shares beneficially owned by Engaged Capital Flagship Master is approximately $58,284,225, including brokerage commissions. The aggregate purchase price of the 2,843,591 Shares beneficially owned by Engaged Capital Co-Invest XI is approximately $37,746,393, including brokerage commissions. The aggregate purchase price of the 659,961 Shares beneficially owned by Engaged Capital Special Situation is approximately $8,218,241, including brokerage commissions. The aggregate purchase price of the 392,315 Shares held in the Engaged Capital Account is approximately $4,909,025, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and to communicate with the Issuer’s management and board of directors (the “Board”) regarding potential steps to unlock the intrinsic value of the Issuer’s core business, including, but not limited to, improving capital allocation, divesting non-core assets and/or exploring a sale of the entire company.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or third parties, including potential acquirers and service providers about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

12

CUSIP No. 30050B101

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 85,617,165 Shares outstanding as of August 1, 2020, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2020.

As of the date hereof, Engaged Capital Flagship Master beneficially owned 4,657,288 Shares, constituting approximately 5.44% of the Shares outstanding. Each of Engaged Capital Fund and Engaged Capital Offshore, as feeder funds of Engaged Capital Flagship Master, may be deemed to beneficially own the 4,657,288 Shares owned by Engaged Capital Flagship Master, constituting approximately 5.44% of the Shares outstanding.

As of the date hereof, Engaged Capital Co-Invest XI beneficially owned 2,843,591 Shares, constituting approximately 3.32% of the Shares outstanding.

As of the date hereof, Engaged Capital Special Situation beneficially owned 659,961 Shares, constituting less than 1% of the Shares outstanding.

As of the date hereof, 392,315 Shares were held in the Engaged Capital Account, constituting less than 1% of the Shares outstanding.

Engaged Capital, as the general partner and investment adviser of Engaged Capital Flagship Master, Engaged Capital Co-Invest XI and Engaged Capital Special Situation and the investment adviser of the Engaged Capital Account, may be deemed to beneficially own the 8,553,155 Shares owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest XI and Engaged Capital Special Situation and held in the Engaged Capital Account, constituting approximately 9.99% of the Shares outstanding. Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 8,553,155 Shares owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest XI and Engaged Capital Special Situation and held in the Engaged Capital Account, constituting approximately 9.99% of the Shares outstanding. Mr. Welling, as the Founder and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 8,553,155 Shares owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest XI and Engaged Capital Special Situation and held in the Engaged Capital Account, constituting approximately 9.99% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

13

CUSIP No. 30050B101

(b)       By virtue of their respective positions with Engaged Capital Flagship Master, each of Engaged Capital Fund, Engaged Capital Offshore, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Flagship Master.

By virtue of their respective positions with Engaged Capital Co-Invest XI, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Co-Invest XI.

By virtue of their respective positions with Engaged Capital Special Situation, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Special Situation.

By virtue of their respective positions with the Engaged Capital Account, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares held in the Engaged Capital Account.

(c)       Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market unless otherwise noted therein.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On August 20, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated August 20, 2020.

14

CUSIP No. 30050B101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2020

Engaged Capital Flagship Master Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest XI, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Special Situation Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Flagship Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

15

CUSIP No. 30050B101

Engaged Capital Flagship Fund, Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Sole Member

/s/ Glenn W. Welling
Glenn W. Welling

16

CUSIP No. 30050B101

SCHEDULE A

Directors and Officers of Engaged Capital Flagship Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Glenn W. Welling Director*
Mark John Cook Director	Company Director	3rd Floor, Harbour Centre George Town, Grand Cayman Cayman Islands	Australia
Mark Victor Murray Director	Company Director	2F Landmark Square 64 Earth Close Seven Mile Beach Grand Cayman Cayman Islands	United Kingdom & British Overseas Territory Citizen (Cayman Islands)

*Mr. Welling is a Reporting Person and, as such, the information with respect to Mr. Welling called for by the Schedule 13D is set forth therein.

CUSIP No. 30050B101

SCHEDULE B

Transactions in Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase/Sale

Engaged Capital Flagship Master Fund, LP

Purchase of Common Stock	48,436	10.6646	07/27/2020
Purchase of Common Stock	15,341	10.6352	07/27/2020
Purchase of Common Stock	118,862	10.9535	07/27/2020
Purchase of Common Stock	26,906	10.6252	07/27/2020
Purchase of Common Stock	137,114	11.0514	07/28/2020
Purchase of Common Stock	17,130	11.0100	07/28/2020
Purchase of Common Stock	62,026	10.9950	07/28/2020
Purchase of Common Stock	20,354	11.0315	07/28/2020
Purchase of Common Stock	60,856	10.9988	07/29/2020
Purchase of Common Stock	189,802	11.2608	07/29/2020
Purchase of Common Stock	7,353	11.0614	07/29/2020
Purchase of Common Stock	141,400	11.5704	07/30/2020
Purchase of Common Stock	10,181	11.4278	07/30/2020
Purchase of Common Stock	53,350	11.5154	07/30/2020
Purchase of Common Stock	39,071	11.3974	07/30/2020
Purchase of Common Stock	30,352	11.4224	07/31/2020
Purchase of Common Stock	138,669	11.3843	07/31/2020
Purchase of Common Stock	92,784	11.5455	07/31/2020
Purchase of Common Stock	8,080	11.4350	07/31/2020
Purchase of Common Stock	35,552	11.7951	08/03/2020
Purchase of Common Stock	7,030	11.7850	08/03/2020
Purchase of Common Stock	2,990	11.7612	08/03/2020
Purchase of Common Stock	69,588	11.9510	08/03/2020
Purchase of Common Stock	169,680	11.9310	08/03/2020
Purchase of Common Stock	170,102	12.4653	08/04/2020
Purchase of Common Stock	161,600	12.1124	08/04/2020
Purchase of Common Stock	323,362	12.6369	08/04/2020
Purchase of Common Stock	60,600	12.6960	08/05/2020
Purchase of Common Stock	32,320	12.7208	08/05/2020
Purchase of Common Stock	269,333	12.9368	08/05/2020
Purchase of Common Stock	82,739	12.9134	08/05/2020
Purchase of Common Stock	102,616	12.9807	08/05/2020
Purchase of Common Stock	22,151	12.8011	08/05/2020
Purchase of Common Stock	45,637	13.2166	08/06/2020
Purchase of Common Stock	152,205	13.2940	08/06/2020
Purchase of Common Stock	242	13.1150	08/06/2020
Purchase of Common Stock	38,001	13.0692	08/06/2020
Purchase of Common Stock	256,168	12.9378	08/07/2020
Purchase of Common Stock	222,125	13.1202	08/10/2020
Purchase of Common Stock	111,380	13.3473	08/11/2020
Purchase of Common Stock	113,782	13.5163	08/12/2020
Purchase of Common Stock	137,248	13.9319	08/13/2020
Purchase of Common Stock	236,599	12.6098	08/14/2020
Purchase of Common Stock	112,450	13.0147	08/17/2020
Purchase of Common Stock	92,659	13.4952	08/18/2020
Purchase of Common Stock	411,062	13.5790	08/19/2020

CUSIP No. 30050B101

Engaged Capital Co-Invest XI, LP

Purchase of Common Stock	449,985	13.3473	08/11/2020
Purchase of Common Stock	372,105	13.5163	08/12/2020
Purchase of Common Stock	448,848	13.9319	08/13/2020
Purchase of Common Stock	773,760	12.6098	08/14/2020
Purchase of Common Stock	367,750	13.0147	08/17/2020
Purchase of Common Stock	303,026	13.4952	08/18/2020
Purchase of Common Stock	128,117	13.5790	08/19/2020

Engaged Capital Special Situation Fund, LP

Purchase of Common Stock	7,421	10.6646	07/27/2020
Purchase of Common Stock	18,212	10.9535	07/27/2020
Purchase of Common Stock	2,350	10.6352	07/27/2020
Purchase of Common Stock	4,123	10.6252	07/27/2020
Purchase of Common Stock	21,009	11.0514	07/28/2020
Purchase of Common Stock	3,119	11.0315	07/28/2020
Purchase of Common Stock	9,504	10.9950	07/28/2020
Purchase of Common Stock	2,624	11.0100	07/28/2020
Purchase of Common Stock	29,081	11.2608	07/29/2020
Purchase of Common Stock	9,324	10.9988	07/29/2020
Purchase of Common Stock	1,126	11.0614	07/29/2020
Purchase of Common Stock	21,665	11.5704	07/30/2020
Purchase of Common Stock	1,560	11.4278	07/30/2020
Purchase of Common Stock	5,986	11.3974	07/30/2020
Purchase of Common Stock	8,174	11.5154	07/30/2020
Purchase of Common Stock	1,238	11.4350	07/31/2020
Purchase of Common Stock	21,247	11.3843	07/31/2020
Purchase of Common Stock	14,216	11.5455	07/31/2020
Purchase of Common Stock	4,650	11.4224	07/31/2020
Purchase of Common Stock	10,662	11.9510	08/03/2020
Purchase of Common Stock	5,447	11.7951	08/03/2020
Purchase of Common Stock	458	11.7612	08/03/2020
Purchase of Common Stock	25,998	11.9310	08/03/2020
Purchase of Common Stock	1,077	11.7850	08/03/2020
Purchase of Common Stock	26,062	12.4653	08/04/2020
Purchase of Common Stock	49,544	12.6369	08/04/2020
Purchase of Common Stock	24,760	12.1124	08/04/2020
Purchase of Common Stock	15,723	12.9807	08/05/2020
Purchase of Common Stock	4,952	12.7208	08/05/2020
Purchase of Common Stock	12,677	12.9134	08/05/2020
Purchase of Common Stock	9,285	12.6960	08/05/2020
Purchase of Common Stock	41,267	12.9368	08/05/2020
Purchase of Common Stock	3,394	12.8011	08/05/2020
Purchase of Common Stock	6,992	13.2166	08/06/2020
Purchase of Common Stock	38	13.1150	08/06/2020
Purchase of Common Stock	23,320	13.2940	08/06/2020
Purchase of Common Stock	5,822	13.0692	08/06/2020
Purchase of Common Stock	39,249	12.9378	08/07/2020
Purchase of Common Stock	34,033	13.1202	08/10/2020
Purchase of Common Stock	9,161	13.3473	08/11/2020
Purchase of Common Stock	10,523	13.5163	08/12/2020
Purchase of Common Stock	12,693	13.9319	08/13/2020
Purchase of Common Stock	21,882	12.6098	08/14/2020
Purchase of Common Stock	10,400	13.0147	08/17/2020
Purchase of Common Stock	8,569	13.4952	08/18/2020
Purchase of Common Stock	59,344	13.5790	08/19/2020

CUSIP No. 30050B101

Engaged Capital, LLC

(Through the Engaged Capital Account)

Purchase of Common Stock	1,295	10.6352	07/27/2020
Purchase of Common Stock	10,033	10.9535	07/27/2020
Purchase of Common Stock	2,271	10.6252	07/27/2020
Purchase of Common Stock	4,088	10.6646	07/27/2020
Purchase of Common Stock	1,718	11.0315	07/28/2020
Purchase of Common Stock	11,573	11.0514	07/28/2020
Purchase of Common Stock	1,446	11.0100	07/28/2020
Purchase of Common Stock	5,235	10.9950	07/28/2020
Purchase of Common Stock	16,020	11.2608	07/29/2020
Purchase of Common Stock	621	11.0614	07/29/2020
Purchase of Common Stock	5,137	10.9988	07/29/2020
Purchase of Common Stock	11,935	11.5704	07/30/2020
Purchase of Common Stock	3,298	11.3974	07/30/2020
Purchase of Common Stock	859	11.4278	07/30/2020
Purchase of Common Stock	4,503	11.5154	07/30/2020
Purchase of Common Stock	7,832	11.5455	07/31/2020
Purchase of Common Stock	11,704	11.3843	07/31/2020
Purchase of Common Stock	682	11.4350	07/31/2020
Purchase of Common Stock	2,562	11.4224	07/31/2020
Purchase of Common Stock	14,322	11.9310	08/03/2020
Purchase of Common Stock	5,874	11.9510	08/03/2020
Purchase of Common Stock	593	11.7850	08/03/2020
Purchase of Common Stock	252	11.7612	08/03/2020
Purchase of Common Stock	3,001	11.7951	08/03/2020
Purchase of Common Stock	13,640	12.1124	08/04/2020
Purchase of Common Stock	27,294	12.6369	08/04/2020
Purchase of Common Stock	14,358	12.4653	08/04/2020
Purchase of Common Stock	22,733	12.9368	08/05/2020
Purchase of Common Stock	8,661	12.9807	08/05/2020
Purchase of Common Stock	6,984	12.9134	08/05/2020
Purchase of Common Stock	2,728	12.7208	08/05/2020
Purchase of Common Stock	1,870	12.8011	08/05/2020
Purchase of Common Stock	5,115	12.6960	08/05/2020
Purchase of Common Stock	12,847	13.2940	08/06/2020
Purchase of Common Stock	3,208	13.0692	08/06/2020
Purchase of Common Stock	3,852	13.2166	08/06/2020
Purchase of Common Stock	20	13.1150	08/06/2020
Purchase of Common Stock	21,622	12.9378	08/07/2020
Purchase of Common Stock	18,749	13.1202	08/10/2020
Purchase of Common Stock	9,277	13.3473	08/11/2020
Purchase of Common Stock	9,511	13.5163	08/12/2020
Purchase of Common Stock	11,473	13.9319	08/13/2020
Purchase of Common Stock	19,778	12.6098	08/14/2020
Purchase of Common Stock	9,400	13.0147	08/17/2020
Purchase of Common Stock	7,746	13.4952	08/18/2020
Purchase of Common Stock	34,595	13.5790	08/19/2020